Room 4561

December 8, 2006

Mr. Kent Plunkett, Chief Executive Officer
Salary.com, Inc.
195 West St.
Waltham, MA 02451

      Re: Salary.com, Inc.
               Registration Statement on Form S-1
               File No. 333-138646
               Filed on November 13, 2006

Dear Mr. Plunkett:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this draft. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of the number of shares to be offered or the

number of shares to be sold by selling shareholders on the cover. See Section
II.A.7 of Release No. 33-6714. In addition, please confirm that you will not
circulate copies of the registration statement until you include an estimated price
range and maximum number of shares, and all other information except
information you may exclude in reliance upon Rule 430A.

3. Please revise your filing to include updated financial statements and related
consents. See Rule 3-12 of Regulation S-X.

Cover Page

4. You indicate the over-allotment shares will be provided by the issuer and the
selling shareholders. However, we are unable to locate information concerning
how the responsibility for supplying over-allotment shares will be allocated
among the issuer and the selling shareholders. Please provide this information in
the section entitled "Underwriting-Over-Allotment Option" or in another
appropriate location.

5. Please provide us with copies of any graphical materials or artwork you intend to
use in your prospectus. Upon review of such materials, we may have further
comments. Please refer to Section VIII of our March 31, 2001 update to our
Current Issues and Rulemaking Projects outline for additional guidance. With
respect to the graphics on the inside cover, the depiction fails to identify the role
that your products plays in highlighted process and why it is of value to potential
investors and will help them to understand the company.

Prospectus Summary, page 1

6. We note that the information contained in the summary is a repetition of a
substantial portion of the information contained in the "Business" section. Please
strive for a balanced presentation that does not employ the use of repetitious
information. We remind you that the summary should be brief. See Item 503 of
Regulation S-K.

7. To the extent you disclose estimates of market data or other information that you
attribute to third-party sources, such as comScore Networks or Yankee Group, tell
us whether the source is available to the public for no charge or the cost of
obtaining the information if it is only available for a fee. Please provide us with
copies of the reports or other sources utilized for your disclosure of statistics,
including the reports of U.S. Bureau of Labor Statistics that you reference. Please
disclose the date of the cited reports.

8. On page 5 you indicate that the reverse split will occur prior to the effective date. Tell us whether the preliminary prospectus you will circulate will give effect to the reverse split on a retroactive basis throughout the prospectus.

Risk Factors, page 7

Our independent public accounting firm has advised us that it has identified, page 10

9. We note that your independent registered public accounting firm identified certain material weaknesses in your internal controls over financial reporting as well as "other significant deficiencies." Tell us in detail what these material weaknesses and "other" significant deficiencies relate to and the reasons for each error or misapplication of accounting. For example, the disclosure regarding your failure to have accounting personnel who possessed an appropriate level of experience in SEC reporting requirements is not specific and the disclosure regarding the absence of "material footnotes and disclosures" does not meaningfully convey the nature of the material weakness. Please revise this text so that it gives investors a concise, concrete description of the condition that poses a risk   The bulk of the text, including your mitigating efforts should be moved to the "Controls and Procedures" section on page 47 which should be cross-referenced by page number. In addition, a risk factor that is two pages in length appears inconsistent with the requirements of Rule 421(d). In the expanded "Controls and Procedures" section, describe in greater detail the weaknesses in your revenue accounting. In addition, tell us the dollar amounts relating to the post-closing adjustments that were made to the company's books and records and its financial statements as a result of the material weaknesses or significant deficiencies.

10. We also note that you have taken measures to remediate the material weaknesses and other significant deficiencies. Tell us in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each material weakness and significant deficiency in your internal controls. In the Controls and Procedures section you cross-reference, please provide more specific disclosure regarding the implementation of your "new accounting system" which you believe will alleviate "the issues identified" and provide an estimate of the timetables and costs associated with remediation.

 "Our management will have broad discretion over the use of the net proceeds", page 21

11. Please be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Revise your disclosure accordingly.

Use of Proceeds, page 29

12. This section and disclosure elsewhere refers to your plan to use portions of the offering proceeds to acquire new data and expand existing data, as well as for the hiring of additional sales personnel. Please expand to provide quantitative estimates of the offering proceeds you intend to use for each of these designated uses of the offering proceeds. The estimates should be consistent with your business plan. Also address whether your business plan calls for expansion or increases in other categories of expenditures and explain the extent to which funding from the offering is expected to be used to fund the increased expenditures you plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 37

Stock-Based Compensation, page 38

13. Please revise to provide the disclosures required by paragraphs 179 to 182 of the AICPA Audit and Accounting Practice Aid for Valuation of Privately-Held Company Equity Securities Issued as Compensation (the "Practice Aid").

Results of Operations, page 41

14. Your discussion of results of operations highlights the components that are classified within each line-item on your statements of operations. Your disclosure, however, should also include a description of the reasons for any changes in those line-items and you should indicate whether those changes represent an upward or downward trend. The discussion should not merely repeat numerical data contained in the financial statements. The causes for the changes shall be described to the extent necessary to an understanding of your business as a whole. For example, you indicate elsewhere that you introduced Talent Manager in 2004, yet the discussion of the changes in revenues does not explain the effect that this new product had on your revenues.

15. We note your disclosure of the measure "active enterprise subscribers." Please revise to further explain how this measure is calculated. Ensure that your explanation addresses how you define "an active enterprise subscription."

16. In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increases in revenues,

cost of revenues, sales and marketing expenses, and general and administrative expenses, but give no indication of the relative impact of each factor. Furthermore, prefacing the reference to these two sources of changes with the word "principally" obscures the ability of the reader to identify the material sources of the change. Revise throughout your MD&A to provide such quantifications when you indicate that multiple factors contributed to a material change. See Section III.D of SEC Release No. 33-6835.

17. We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not contribute to an understanding of your cash flows, rather it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise your disclosures accordingly. In addition, please tell us why non-cash items such as stock-based compensation and depreciation and amortization have an impact on cash flows. See SEC Release 33-8350 Section IV.B.1.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 46

18. You indicate that you informed Vitale, Caturano & Company LTD. of its dismissal on September 9, 2006. Please revise to clarify the date the dismissal became effective.

19. Please revise your disclosure to *also* state whether during the subsequent interim period through the date Vitale, Caturano & Company LTD. was dismissed there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports or any reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-K. In the event of disagreements and/or reportable events, provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-K.

20. To the extent that you make changes to the Form S-1 to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form S-1.

Controls and Procedures, page 47

21. We note that your independent registered public accounting firm identified certain material weaknesses in your internal controls over financial reporting and other significant deficiencies in your internal control over financial reporting. In regard to the material weakness in internal controls relating to revenue accounting, explain to us the impact that the lack of documentation of the completion of implementation and subscription renewals had on your revenue recognition policy. Describe in reasonable detail how have you ensured that revenue is appropriately recognized.

22. You indicate that as a result of the identified deficiency with respect to redeemable preferred stock, you recorded a material post-closing adjustment to your financial statements for the year ended March 31, 2006. Explain why these deficiencies had no impact on the prior periods presented. Furthermore, for any adjustments that were made to your financial statements for the years ended March 31, 2004 and March 31, 2005 as a result of any of the deficiencies identified by your current independent registered public accounting firm, tell us which firm audited such adjustments and what consideration was given to including a related modification to such firm's report.

 Business, page 49

Intellectual Property and Proprietary Content, page 65

23. To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

Summary Compensation Table, page 72

24. You present sales commissions in the "other annual compensation column". That column may only be used to present five specific forms of compensation listed in Item 402(b)(2)(iii)(C)(1)-(5). Sales commissions are not among any of those five categories, and they are typically ordinary compensation received for the performance of customary duties. Commission payments should be reported in the salary or bonus column. We will not object if you provide a footnote that explains the portion of the compensation in the salary or bonus column that is attributable to sales commissions.

Principal And Selling Stockholders, page 82

25. Revise to provide the information in the beneficial ownership table as of the most recent practicable date, as required by Item 403 of Regulation S-K.

26. With respect to the shares to be offered for resale by the Gregory Kent Plunkett and Julianne Pemberton 2005 Gifting Trust, please disclose the individual who exercises the voting and dispositive powers. Currently, you disclose that the executor of the trust holds voting and dispositive power. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

27. We note that a portion of the underwritten shares will be offered and sold on behalf of selling stockholders. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please tell us whether any of the selling securityholders are broker dealers or affiliates of broker dealers.

Certain Transactions, page 84

28. Please expand the description of the line of credit with Mr. Plunkett to state the indebtedness at each balance sheet date, the borrowings and principal repayments in each financial statement period, and the interest paid in each period.

Market and Industry Data, page 97

29. We note that the disclosure about your industry is based upon industry publications and other industry reports. We also note that you have not independently verified third party information or your own internal research. Since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions, your disclosure, as currently drafted, appears inappropriate. Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented, which you are reasserting and providing to investors as information upon which their investments will be based.

Financial Statements, page F-1

Balance Sheet, page F-4

30. Please tell us more about the "subscription payable" that is recorded on your balance sheets. Indicate where you have provided disclosure in your footnotes which describes the nature of this liability.

31. You indicate on page F-19 that each share of preferred stock will automatically convert upon the consummation of the initial public offering. Please revise your financial statements to include a pro forma balance sheet along side the historical balance sheets, giving effect to the expected change in capitalization pursuant to Section AU 560.05. Footnote disclosures to this presentation should clarify the status of your redeemable convertible preferred stock upon your initial public offering.

Statements of Operations, page F-5

32. Your disclosure on page F-11 indicates that subscription revenues also include fees for unbundled professional services and sales of your Compensation Market Study and Salary.com Survey products. Please tell us how you considered disclosing these separately on your Statements of Operations. See Rule 5-03.1 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Intangible Assets and Goodwill, page F-9

33. We note that you acquired certain assets of the eComp Data Services Division. We also note your disclosure on page 45 which appears to indicate that you only acquired a product line. Please explain to us how you concluded that you acquired a business. Address the criteria in EITF 98-3 to support your conclusion. Refer to paragraph 9 and footnote 4 of SFAS 141.

34. You indicate that the assets acquired in the eComp transaction included a database, software and intellectual proprietary assets. Tell us what consideration was given to allocating a portion of the purchase price to these assets.

35. You refer to the use of an independent professional appraisal to allocate the fair value of the assets and liabilities acquired in the eComp Data Services Division acquisition. When a reference to an independent appraisal or valuation is included in a filing in the 1933 Act environment, you should also disclose the

name of the expert and include the expert's consent with the filing. Refer to Rule 436(b) of Regulation C. Alternatively, you may remove this reference.

Revenue, page F-11

36. Please revise your disclosures to describe the professional services you provide which are not bundled with your subscription products. Also, revise to disclose when revenue from these professional services and from the sale of your Compensation Market Study and Salary.com Survey products is recognized.

37. Explain how you determine that professional services should not be bundled with your subscription products. In this regard, tell us how you have considered paragraph 2 of EITF 00-21 in your analysis.

38. You disclose that in limited circumstances customers take possession of your software. Please clarify what you mean by "limited" and quantify how many arrangements you have entered into where your customers take possession. Also, tell us how you have accounted for these arrangements and refer to the authoritative guidance you relied upon in determining your accounting.

39. We note that you account for your multiple element arrangements as one unit of accounting because you do not have objective and reliable evidence of fair value of the subscription services. Please explain to us why you do not have objective and reliable evidence of fair value of the subscription services. Please refer to paragraph 16 of EITF 00-21.

40. On page 59, you indicate that you generate revenue through your partners' websites in a co-branded manner in which the partners share revenue with you. Tell us more about the arrangement fee structure and how you recognize product, subscription, and/or advertising revenue generated from these arrangements. Cite the authoritative literature relied upon in your accounting. Indicate the amount of revenue generated from these sources in each period presented, and, to the extent material, revise to disclose your related revenue recognition policy.

Note 8. Common Stock, page F-19

Stock Options, page F-20

41. We note that you estimate expected volatility by using the volatilities of publicly traded peer companies and adjusting it for the expected volatility associated with being a newly traded public company. Please explain to us how you adjust the expected volatility and explain how you determine the amount of the adjustment. As part of your response, please explain how your method of estimating volatility

complies with SFAS 123(R) and SAB 107. Revise your discussion of volatility in your Critical Accounting Policies section to further describe the assumptions used in your methodology.

42. You refer to the use of a valuation specialist to determine the fair market value of your common stock. When a reference to an independent appraisal or valuation is included in a filing in the 1933 Act environment, you should also disclose the name of the expert and include the expert's consent with the filing. Refer to Rule 436(b) of Regulation C. Alternatively, you may remove this reference.

43. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

44. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:
   - The nature and type of stock option or other equity related transaction;
   - The date of grant/issuance;
   - Description/name of option or equity holder;
   - The reason for the grant or equity related issuance;
   - The number of options or equity instruments granted or issued;
   - The exercise price or conversion price;
   - The fair value of underlying shares of common stock;
   - The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and
   - The amount and timing of expense recognition.

   Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

45. Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment. Also, please tell us whether the third-party valuations were contemporaneous or retrospective.

46. Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

47. Your disclosure on page F-23 indicates that in 2006 you allowed certain option holders to exercise unvested stock into restricted stock. Please explain, in reasonable detail, how you accounted for these early exercises. Explain the impact, if any, these transactions had on your earnings per share, income statement, and balance sheet. Also, please tell us whether holders of the restricted shares have a right to receive dividends during the vesting period. As part of your response, please refer to the authoritative guidance you relied upon in determining your accounting.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

48. Since you relied upon the exemption contained in Section 4(2) of the Securities Act for the issuance of the warrants to purchase 102,083 shares, please disclose the number of investors who purchased the warrants and indicate whether they were all accredited, and if not all those investors were accredited, discuss the information that was provided to the investors and their financial sophistication.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Robert E. Puopolo, Esq.
       Goodwin & Procter LLP
       by facsimile at 617-523-1231